15026470

Public

#AB
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
RECEIVED
MAR 03 2015
WASH, DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Wilshire Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Hilton Ave Suite 101
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 (Address) Northland Dr Suite 508 (City) West Southfield (State) MI 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Dean Schildkraut

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

10:58 AM
01/21/15
Accrual Basis

MORGAN WILSHIRE SECURITIES, INC
Balance Sheet
As of December 31, 2014

			Dec 31, 14
ASSETS			
Current Assets			
Checking/Savings			
1001 · First Nat Bank LI Accounts			
Fst Nat LI Payroll 308		(63.93)	
Fst Nat of LI Oper Acct 290		27,682.30	
Total 1001 · First Nat Bank LI Accounts			27,618.37
1002 · RBC Accounts			
RBC Dep Acct 98800		50,000.00	
RBC Dep Acct 99805		25,000.00	
Total 1002 · RBC Accounts			75,000.00
1003 · Away Accounts			
Janney Mont		110,239.40	
TD Ameritrade		1,300.23	
Total 1003 · Away Accounts			111,539.63
1026 · Prop Accounts			
1026.2 · Securities at cost		8,167.28	
1026.3 · Unrealized G/L		(2,882.28)	
Total 1026 · Prop Accounts			5,285.00
Total Checking/Savings			219,443.00
Accounts Receivable			
735 · Other Asset Focus Line 735			
1035 · Customer Debit Balances		23,303.33	
Total 735 · Other Asset Focus Line 735			23,303.33
Total Accounts Receivable			23,303.33
Other Current Assets			
295 · Clearnce Act FCS Line 295			
1210 · RBC Payout Accout		333,972.42	
Total 295 · Clearnce Act FCS Line 295			333,972.42
Total Other Current Assets			333,972.42
Total Current Assets			576,718.75
TOTAL ASSETS			576,718.75
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Payable Non-Cust FCS Line 1155			
2025 · Payroll Payable		271,141.98	
2101 · Payroll Liabilities		11,839.35	
Total Payable Non-Cust FCS Line 1155			282,981.33
1205 · Acts pybl accr othr FCS Ln 1205			
AWC ending 301		7,750.00	
CRD Payable		86.15	
Trading Accounts Debits RBC		8,167.28	
1840 · FINRA Arb fees due MT RCS		9,980.45	
1850 · Accrued Expenses			
1850.01 · LightPath	8,201.57		
1850.03 · QUODD	888.50		
1850.04 · Accounting Exp			
LBOM	1,548.00		
Total 1850.04 · Accounting Exp	1,548.00		

MORGAN WILSHIRE SECURITIES, INC
Balance Sheet
As of December 31, 2014

		Dec 31, 14
1850.05 · Nasdaq OMX	2,262.42	
1850.06 · KCG	271.57	
1850.07 · TRACE	422.31	
1850.08 · FedEx	3,087.18	
1850.09 · PSEG	770.25	
1850.10 · Cablevision Optimum	90.00	
1850.11 · State Ins Fund	16.00	
1850.13 · Hartford Wks Comp	815.32	
1850.14 · OneSecure	864.00	
1850.15 · NYSE	1,229.00	
1850.16 · ATT Toll Free Service	45.92	
1850.18 · STC	564.84	
1850.20 · J&B Copiers	945.04	
1850.21 · Gallery Collection	236.54	
Total 1850 · Accrued Expenses		22,260.46
1851 · Accrued Legal Expenses		8,854.93
1875.13 · FINRA Gross Inc Asses 2013		1,557.40
1875.14 · FINRA Gross Inc Asses 2014		6,300.00
1895 · Churilla Settlement		500.00
1900 · Credit Cards Payable		
1900.02 · Amex EMS MF 95000 96009	11,991.15	
1900.03 · FIA MF 1296	553.01	
1900.04 · FIA PM 5706	1,259.63	
1900.05 · 1st Nat Visa MF 9299	265.34	
Total 1900 · Credit Cards Payable		14,069.13
2210 · Unsecured Customer Debits		23,303.33
2302 · Audit Settlement 601		2,166.34
2800 · Accrued SIPC Payable		3,784.84
Total 1205 · Acts pybl accr othr FCS Ln 1205		108,762.31
Total Other Current Liabilities		391,743.64
Total Current Liabilities		391,743.64
Total Liabilities		391,743.64
Equity		
3300 · Capital Stock		28.50
3400 · Additional Paid In Capital		1,172,779.58
3500 · Distributions		(404,500.00)
3900 · Retained Earnings		(895,793.10)
Net Income		312,460.13
Total Equity		184,975.11
TOTAL LIABILITIES & EQUITY		576,718.75